Exhibit 23.2


            Consent of Independent Registered Public Accounting Firm


The Board of Directors and Shareholders

CarMax, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of CarMax, Inc. and subsidiaries (the Company) of our reports dated May 3, 2005, with respect to the consolidated balance sheets of the Company as of February 28, 2005 and February 29, 2004, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the fiscal years in the three-year period ending February 28, 2005, the related financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting as of February 28, 2005 and the effectiveness of internal control over financial reporting as of February 28, 2005, which reports appear in the February 28, 2005 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Richmond, Virginia
August 10, 2005